Exhibit 99.1
Consolidated Financial Statements
JED Oil Inc. and Subsidiaries
December 31, 2007
(In United States Dollars)

Management’s Responsibility For Financial Statements
The management of JED Oil Inc. is responsible for the preparation and integrity of the consolidated financial statements of the Company. These financial statements have been prepared in accordance with U.S. generally accepted accounting principles, which are consistently applied, and appropriate in the circumstances. In preparing the financial statements, management makes appropriate estimates and judgements based upon available information. Management also prepared the other financial information in the annual report and is responsible for its accuracy and consistency with the financial statements.
The Chief Executive Officer and Chief Financial Officer are responsible for certifying the design of the Company’s internal control over financial reporting (“ICFR”) as required by Sarbanes-Oxley Act of 2002, Section 404 — Management Assessment of Internal Controls. Our ICFR are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable U.S. GAAP. Management, including the Chief Executive Office and Chief Financial Officer, carried out an assessment of the design of the Company’s internal controls over financial reporting and concluded that weaknesses existed, as at December 31, 2007. The internal control deficiencies that were identified relate to the limited number of staff and our resulting inability to achieve segregation of duties across all significant financial processes, a lack of internal control documentation, and lack of evidence of review of internal controls in some cases. In other cases internal controls such as reconciliations were being performed but not on a timely or regular basis. Management and Board review are utilized to mitigate the risk of material misstatement in financial reporting and to ensure that existing internal controls remain effective until we are able to implement remediation of these weaknesses. The Chief Executive Officer and Chief Financial Officer have also concluded that the disclosure controls and procedures at the Company provide management a reasonable level of assurance that information required to be disclosed by the company on a continuous basis and in annual and interim filings or other reports is recorded, processed, summarized, and reported or disclosed on a timely basis as required. It should be noted that while our Chief Executive Officer and Chief Financial Officer believe that the Company’s disclosure controls and internal control procedures provide a reasonable level of assurance that they are effective, they do not expect disclosure controls and internal control procedures over financial reporting will prevent all errors and fraud. A control system no matter how well conceived or operated can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The concept of reasonable assurance recognizes that there are inherent limitations in all systems of internal control in that the costs of such systems should not exceed the benefits to be derived.
The Board of Directors, acting through an Audit Committee composed entirely of directors who are independent of the Company, is responsible for determining that management fulfills its responsibilities in the preparation of the financial statements. The Audit Committee recommends, and the Board of Directors appoints, the independent accountants. The independent accountants are assured of full and free access to the Audit Committee and meet with it to discuss their audit work, the Company’s internal controls, financial reporting, and other matters.
The financial statements have been audited by the firm of Meyers Norris Penny LLP, which is responsible for conducting its examination in accordance with the standards of the Public Company Accounting Oversight Board (United States).
Tom Jacobson
Chief Executive Officer

Report of The Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of JED Oil Inc:
We have audited the accompanying consolidated balance sheet of JED Oil Inc. as of December 31, 2007 and the consolidated statements of stockholders’ deficiency, operations, comprehensive income (loss), and cash flows for the year ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of JED Oil Inc. as at December 31, 2006 and 2005 and for the years then ended were audited by other accountants who expressed an opinion without reservation on those statements in their report dated March 31, 2007.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of JED Oil Inc. at December 31, 2007, and the consolidated results of its operations and its cash flows for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
As discussed in note 1 to the consolidated financial statements, the Company’s ability to continue as a going concern is dependent on obtaining sufficient working capital and financing to fund future operations. Management’s plans in regard to those matters is also described in note 1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Calgary, Canada March 26, 2007	Chartered Accountants

JED Oil Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS
(In United States Dollars)
(see Going Concern Uncertainty — note 1)

At December 31	2007	2006
	$	$

ASSETS
Current
Cash and cash equivalents [note 4]	1,139,592	565,266
Accounts receivable	11,271,979	3,989,508
Prepaid expenses	902,781	60,045
Due from JMG Exploration, Inc. [note 15]	68,202	1,426,102

	13,382,554	6,040,921

Drilling advance [note 5]	—	3,881,430
Deferred financing costs [note 6]	118,664	1,692,126

Property, plant and equipment [note 7]

Petroleum and natural gas properties, on the basis of full cost accounting:
Proved properties	66,226,568	109,875,650
Unproved properties under development, not being depleted	20,099,575	—
Land, building and other assets	1,463,418	435,269

	87,789,561	110,310,919
Less: accumulated depletion and depreciation	(21,674,886)	(85,909,741)

	66,114,675	24,401,178

Total assets	79,615,893	36,015,655

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
Current
Accounts payable	12,622,183	3,714,359
Preferred share dividends payable	718,999	729,501
Accrued capital liabilities	8,125,828	1,821,539
Accrued other liabilities	687,965	1,333,222
Revolving loan [note 8]	—	1,475,853
Convertible notes payable (face value of $40,240,000) [note 9]	40,224,000	—

	62,378,975	9,074,474

Convertible notes payable (face value of $40,240,000) [note 9]	—	40,031,999
Asset retirement obligations [note 10]	4,793,177	1,185,968

	67,172,152	50,292,441

Convertible redeemable preferred shares [note 12]	28,504,767	27,974,078

Stockholders’ deficiency
Share capital [note 13]
Common stock;- no par value; unlimited authorized; 23,852,292 and 14,965,826 shares issued and outstanding at December 31, 2007 and 2006, respectively	53,875,095	34,980,833
Additional paid-in capital	2,867,712	1,829,001
Share purchase warrants	948,679	948,679

	57,691,486	37,758,513

Accumulated deficit	(73,353,000)	(85,321,927)
Accumulated other comprehensive income (loss)	(399,512)	5,312,550

	(16,061,026)	(42,250,864)

Total liabilities and deficiency	79,615,893	36,015,655

The accompanying notes to the consolidated financial statements are an integral part of these statements.

JED Oil Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIENCY
(In United States Dollars unless otherwise stated)

	Shares	Amount
		$
Common stock, issued and outstanding

Balance, December 31, 2004	14,250,000	29,710,573
Shares issued upon exercise of stock options	285,006	1,934,618
Shares issued upon exercise of warrants	95,250	442,006

Balance, December 31, 2005	14,630,256	32,087,197
Shares issued upon exercise of stock options	240,005	1,617,192
Shares issued upon exercise of warrants	37,500	178,527
Shares issued upon conversion of convertible subordinated notes [note 9]	57,142	1,085,484
Shares issued upon conversion of preferred share dividends [note 13]	923	12,433

Balance, December 31, 2006	14,965,826	34,980,833
Shares issued for settlement of Caribou’s creditors [note 3]	5,000,000	10,636,364
Shares issued for acquisition of Caribou common shares [note 3]	3,852,956	8,196,288
Shares issued upon conversion of preferred share dividends	8,510	18,610
Restricted shares issued in payment of financing fee	25,000	43,000

Balance, December 31, 2007	23,852,292	53,875,095

Additional paid-in capital

Balance, December 31, 2004		223,842
Stock-based compensation on issued stock options		1,269,307
Transfers on exercise of stock options and warrants		(412,563)

Balance, December 31, 2005		1,080,586
Stock-based compensation on issued stock options		711,910
Transfers on exercise of stock options and warrants		(286,073)
Discount on modification of convertible notes		322,578

Balance, December 31, 2006		1,829,001
Stock-based compensation on issued stock options		1,038,711

Balance, December 31, 2007		2,867,712

Share purchase warrants

Balance, December 31, 2004		60,410
Warrants exercised		(22,904)

Balance, December 31, 2005		37,506
Warrants exercised		(9,564)
Share purchase warrants issued pursuant to preferred share and convertible note offering		920,737

Balance, December 31, 2007 and 2006		948,679

Accumulated deficit

Balance, December 31, 2004		(8,906,534)
Net income		1,143,144)

Balance, December 31, 2005		(7,763,390)
Net loss applicable to common shareholders		(77,558,537)

Balance, December 31, 2006		(85,321,927)
Net income applicable to common shareholders		11,968,927

Balance, December 31, 2007		(73,353,000)

Accumulated other comprehensive income (loss)

Balance, December 31, 2004		2,364,164
Foreign exchange translation adjustment		(201,553)

Balance, December 31, 2005		2,162,611
Foreign exchange translation adjustment		3,149,939

Balance, December 31, 2006		5,312,550
Foreign exchange translation adjustment		(5,712,062)

Balance, December 31, 2007		(399,512)

Total stockholder’s deficiency		(16,061,026)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

JED Oil Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS
(In United States Dollars unless otherwise stated)

For the years ended December 31	2007	2006	2005
	$	$	$

Revenue
Petroleum and natural gas	$14,859,110	25,253,253	9,658,790
Royalties, net of Alberta Royalty Tax Credit	(255,399)	(4,650,566)	(1,653,880)

	14,603,711	20,602,687	8,004,910

Expenses
Production	4,284,000	4,724,959	1,414,849
General and administrative [note 14]	5,430,980	4,659,877	2,202,632
Amortization of deferred financing costs	1,736,159	921,273	—
Foreign exchange (gain) loss	(7,007,673)	1,055,018	(499,769)
Depletion, depreciation and accretion [note 7]	7,366,180	79,011,109	3,502,762
Interest on convertible note payable and revolving loan	3,528,764	4,495,479	845,884
Loss on settlement of drilling contact [note 5]	1,931,327	—	—

	17,269,737	94,867,715	7,466,358

Income (loss) from operations	(2,666,026)	(74,265,028)	538,552

Other income
Interest and other income	707,060	112,207	604,592
Gain on sale of assets [note 7]	12,301,908	—	—
Gain on purchase of accounts receivable	196,855	—	—

Net income (loss)	10,539,797	(74,152,821)	1,143,144

Add: Foreign exchange gain (loss) on preferred shares	4,744,350	(1,451,218)	—
Less: Preferred dividends to preferred shareholders	(2,775,261)	(1,655,185)	—
Amortization of preferred share issue costs	(539,959)	(299,313)	—

Net income (loss) applicable to common stockholders	11,968,927	(77,558,537)	1,143,144

Net income (loss) per common share [note 13(c)]
— basic	0.64	(5.21)	0.08
— diluted	0.64	(5.21)	0.07

The accompanying notes to the consolidated financial statements are an integral part of these statements.

JED Oil Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In United States Dollars unless otherwise stated)

For the years ended December 31	2007	2006	2005
	$	$	$

Net income (loss)	10,539,797	(74,152,821)	1,143,144

Other comprehensive income (loss)
Foreign exchange translation adjustment	(5,712,062)	3,149,939	(201,553)

Comprehensive income (loss)	4,827,735	(71,002,882)	941,591

The accompanying notes to the consolidated financial statements are an integral part of these statements.

JED Oil Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In United States Dollars unless otherwise stated)

For the years ended December 31	2007	2006	2005

	$	$	$

OPERATIONS
Net income (loss)	10,539,797	(74,152,821)	1,143,144
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Foreign exchange (gain) loss	(7,007,673)	1,055,018	(499,769)
Stock-based compensation	820,517	632,396	1,077,642
Financing fee paid by share issuance	43,000	—	—
Amortization of deferred financing costs	1,736,159	921,273	—
Depletion, depreciation and accretion	7,366,180	79,011,109	3,502,762
(Gain) Loss on sale of assets	(12,301,908)	17,448	—
Loss on settlement of drilling contract	1,931,327	—	—
Accretion of debt discount on convertible note payable	192,001	—	—
Abandonment of petroleum and natural gas properties	(310,022)	—	—
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(1,146,644)	847,546	(4,063,621)
(Increase) decrease in prepaid expenses	(468,079)	281,088	(313,670)
Increase in due from Enterra Energy Trust	—	—	(4,409,044)
Decrease in due from related party	—	—	5,931
Decrease in due from JMG Exploration, Inc.	776,321	—	—
Increase (decrease) in accounts payable and accrued liabilities	(2,674,381)	(13,201,864)	6,368,257
Decrease in interest on convertible notes payable	—	(338,889)	—

Cash provided by (used in) operations	(503,405)	(4,927,696)	2,811,632

FINANCING
Issue of convertible notes, net of related costs	—	34,174,307	20,000,000
Issue of preferred shares, net of related costs	—	14,724,801	—
Issue of common shares, net of related costs	—	1,313,551	1,941,155
Increase in (repayment of) revolving loan	(1,475,853)	1,475,853	—
Preferred share dividends paid	(2,857,386)	(925,684)	—
Deferred financing costs incurred	—	(1,978,090)	—

Cash provided by (used in) financing activities	(4,333,239)	48,784,738	21,941,155

INVESTING
Increase in accounts payable	6,450,938	—	—
(Increase) decrease in due from JMG Exploration, Inc.	581,579	(1,024,960)	(24,287)
Increase in loan to Enterra Energy Trust	—	—	(8,576,797)
Decrease in loan to Enterra Energy Trust	—	—	3,707,775
(Increase) decrease in drilling advance [note 5]	1,950,103	—	(4,288,165)
Purchase of property and equipment, net	(26,233,768)	(64,161,454)	(35,582,239)
Proceeds from sale of property and equipment	43,763,160	23,748,568	—
Increase (decrease) in accrued capital liabilities	5,671,257	(6,303,795)	6,893,949
Acquisition of Caribou Resources Corp., net cash acquired	770,403	—	—
Acquisition of Caribou Resources Corp., transactions costs paid	(654,041)	—	—
Settlement to creditors of Caribou Resource Corp., cash paid	(351,551)	—	—
Purchase of other asset	(27,255,063)	—	—

Cash provided by (used in) investing activities	4,693,017	(47,741,641)	(37,869,764)

Effect of foreign exchange on cash and cash equivalents	717,953	(1,554)	(1,088,611)

Net increase (decrease) in cash and cash equivalents	574,326	(3,886,153)	(14,205,588)
Cash and cash equivalents, beginning of year	565,266	4,451,419	18,657,007

Cash and cash equivalents, end of year	1,139,592	565,266	4,451,419

During the year ended December 31, 2007, the Company and its subsidiaries paid cash interest of $4,024,000 (2006 —$3,984,849; 2005 — $565,479) on the convertible note, cash interest of $90,148 (2006 — $310,555; 2005 — $Nil) on the revolving loan, and paid no cash taxes.
The accompanying notes to the consolidated financial statements are an integral part of these statements.

JED Oil Inc. and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(in United States Dollars unless otherwise stated)
1. GOING CONCERN UNCERTAINTY
The accompanying consolidated financial statements have been prepared on a going concern basis which presumes that JED Oil Inc. (the “Company” or “JED”) will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.
During the year ended December 31, 2007, the Company generated a net income of $10,539,797 (2006 — net loss of $74,152,821; 2005 — net income of $1,143,144) and realized a negative cash flow from operating activities of $503,405 (2006 — negative cash flow of $4,927,696; 2005 — positive cash flow of $2,811,632). The gain on sale of petroleum and natural gas properties of $12,301,908 was primarily responsible for the net income for the year ended December 31, 2007.
At December 31, 2007, JED had a consolidated working capital deficiency of $48,996,421 (December 31, 2006 — $3,033,553) and a stockholder’s deficiency of $16,061,026 (December 31, 2006 — $42,250,864). The Company’s large working capital deficiency and large change in working capital from the prior year are as a result of the Convertible Notes Payable becoming current during the year. The Company requires additional funds to maintain operations and discharge liabilities as they become due, as further discussed below. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The gain on sale of petroleum and natural gas properties and issues of common shares relating to the purchase of Caribou Resources Corp. during 2007 has significantly reduced the stockholder’s deficiency. The Company settled a contract for drilling services during the year ended December 31, 2007, that resulted in a loss of $1,931,327 and a payment by the drilling contractor to JED Oil Inc. of an equal amount in cash. In the previous year, as at December 31, 2006, the Company had recorded significant non-cash write-downs of its petroleum and natural gas assets totaling $49,570,895 relating to impairments of Canadian assets and $16,444,640 relating to impairments of U.S. assets. These substantial losses in 2006 have contributed to an accumulated deficit of $73,353,000 at December 31, 2007 (December 31, 2006 — $85,321,927). There were no write-downs required for 2007.
The holders of the Company’s 10% Senior Subordinated Convertible Notes (the “Notes”) have agreed to restructure the Notes and provide for their redemption. Under the terms of the agreement, the company has until May 15, 2008 to complete the credit facility offered by a Canadian Chartered Bank of approximately $32 million. Net proceeds from the loan facility will be used to repay approximately $26 million of the outstanding notes plus accrued interest, an extension fee, and to reduce the working capital deficiency. Notes in the amount of approximately $14 million will be amended or replaced and an additional note in the amount of $4 million will be issued for cash which will be applied to the working capital deficiency. These notes will pay interest quarterly at a rate of 12% per annum and be convertible into common shares of JED at an exercise price of $1.25 per share. Approximately $11 million of the Notes will have a maturity date of 1 year from the date of closing and Notes totaling approximately $7 million will mature 2 years from the closing date.
Preferred shareholders of the Company have agreed to an extension to the redemption date of their shares from February 1, 2008 to February 1, 2010 and have received a reduced conversion price to acquire common shares at $3.50 per share over that period. The agreement reduces the Company’s current cash requirement to redeem the preferred shares by $28,760,000 until 2010.
In a letter dated April 12, 2007, the Company received notification from the American Stock Exchange (“AMEX”) that at December 31, 2006, the Company was not in compliance with Section 1003(a)(i) of the AMEX Company Guide. This section requires that a listed company must have either $2,000,000 in shareholders’ equity or not have sustained losses from continuing operations or net losses in two out of three of its most recent fiscal years. The Company submitted a detailed plan to AMEX on May 22, 2007 outlining the steps it has taken and will take to bring the Company back into compliance no later than October 13, 2008. The plan has been approved by the AMEX Listings Qualifications Department and the Company will continue its listing during the plan period of up to 18 months, subject to periodic review. In the event that the Company does not make progress towards compliance consistent with its approved plan, or is not in compliance at the end of the plan period, the Company may be subject to delisting proceedings by AMEX. Compliance may be achieved through the Company either showing profits from continuing operations and a net profit for fiscal 2007 or by increasing shareholders’ equity to at least $2,000,000.
Milestones in the plan submitted to AMEX that have been achieved include the sale of petroleum and natural gas properties which was completed June 8, 2007, the acquisition of Caribou Resources Corp. which was closed on July 31, 2007, and the renegotiation of the terms of the preferred shares to extend the redemption provision to February 1, 2010 which was approved by the shareholders on July 30, 2007. The Company also completed drilling it had proposed in the plan and returned to profitability for the fourth quarter and the year ended December 31, 2007. The refinancing of the 10% Senior Subordinated Convertible Notes also fulfills a milestone within the Company’s plan. The Company must remain profitable in 2008 as a further milestone to be accomplished.

JED Oil Inc. and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS (Continued)
(in United States Dollars unless otherwise stated)
These consolidated financial statements do not include any adjustments relating to the recoverability or classification of assets or the amounts or classification of liabilities that might be necessary should the Company be unable to continue as a going concern.
2. SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements of JED have been prepared by management in accordance with accounting principles generally accepted in the United States.
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.
(a) Nature of operations
The Company is an independent energy company that explores for, develops and produces natural gas, crude oil and natural gas liquids in Canada and the United States.
The Company’s future financial position and results of operations will depend upon prices received for its oil and natural gas production and the costs of finding, acquiring, developing and producing reserves. Prices for oil and natural gas are subject to fluctuations in response to change in supply, market uncertainty and a variety of other factors beyond the Company’s control. These factors include worldwide political instability, the foreign supply of oil and natural gas, the price of foreign imports, the level of consumer demand, and the price and availability of alternative fuels.
(b) Principles of consolidation
These consolidated financial statements include the accounts of the Company’s wholly owned legal subsidiaries, JED Oil (USA) Inc., incorporated under the laws of the state of Wyoming on May 5, 2004, and JED Production Inc. (formerly Caribou Resources Corp.), a publicly traded company acquired on July 31, 2007 (note 3).
All inter-company accounts and transactions have been eliminated. Investments in companies which give JED significant influence but not control over the investee are accounted for using the equity method.
(c) Foreign currency translation
As the majority of JED’s operating activities are in Canada, the Company uses the Canadian dollar as its functional currency. JED Oil (USA) Inc. uses the United States dollar as its functional currency. The Company’s operations are translated for financial statement reporting purposes into United States dollars in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, Foreign Currency Translation, using the current rate method. Under this method, all assets and liabilities are translated at the period-end rate of exchange and all revenue and expense items are translated at the average rate of exchange for the period. Exchange differences arising on translation are classified as other comprehensive income in a separate component of stockholders’ equity or deficiency.
Monetary assets and liabilities denominated in a currency other than the functional currency are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities denominated in a currency other than the functional currency are translated at historical exchange rates. Revenues and expenses are translated at average rates for the period. Exchange gains or losses are reflected in the consolidated statement of operations for the period.
The convertible redeemable preferred shares are remeasured at current exchange rates and recorded through stockholders’ equity or deficiency.
(d) Comprehensive income or loss

JED Oil Inc. and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS (continued)
(in United States Dollars unless otherwise stated)
Comprehensive income or loss includes net income or loss and other comprehensive income or loss, which includes, but is not limited to, foreign currency translation adjustments resulting from translation of items recorded in the Company’s functional currency to reporting currency at period end as described in note 2(c).
(e) Revenue recognition
Petroleum and natural gas revenues are recognized when production is sold to a purchaser at a fixed or determinable price, when delivery has occurred and title has transferred, and if the collectibility of the revenue is probable.
(f) Shipping and handling costs
Shipping and handling costs of petroleum and natural gas products are included as a production expense.
(g) Joint operations
Substantially all of the Company’s and its subsidiaries’ petroleum and natural gas development activities are conducted jointly with others. Accordingly, these consolidated financial statements reflect only the Company’s proportionate interest in such activities.
(h) Cash and cash equivalents
Cash and cash equivalents consist of cash on deposit and balances invested in short-term, highly liquid securities with maturities less than 90 days from the date of purchase.
(i) Property and equipment
The Company uses the full-cost method of accounting for petroleum and natural gas properties. Under this method, the Company capitalizes all costs relating to the exploration for and the development of oil and natural gas reserves including land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties, costs of drilling of productive and non-productive wells and general and administrative costs directly related to exploration and development activities. The Company also capitalizes a portion of the cost of stock-based compensation on the same basis as the capitalization of general and administration costs. Unless a significant portion of the Company’s proved reserve quantities in a particular country are sold (equal to or greater than 25 percent), proceeds from the sale of petroleum and natural gas properties are accounted for as a reduction of capitalized costs, and gains and losses are not recognized.
Capitalized costs are depleted and depreciated using the unit-of-production method based on the estimated proved petroleum and natural gas reserves before royalties as determined by independent engineers. Properties are evaluated on a quarterly basis by the Company’s internal engineers. Units of natural gas are converted into barrels of equivalents on a relative energy content basis. Costs related to unproved properties are excluded from the costs subject to depletion until it is determined whether or not proved reserves exist or if impairment has occurred.
The Company evaluates its petroleum and natural gas assets quarterly, on a country-by-country basis, to determine that the costs are recoverable and do not exceed an amount equal to the present value, discounted at 10 percent, of the estimated future net revenues from proved petroleum and natural gas reserves less the future cash outflows associated with the asset retirement obligations that have been accrued in the balance sheet, plus the cost, or estimated fair value if lower, of unproved properties and the costs of any properties not being amortized. If the carrying value of the petroleum and natural gas assets is not assessed to be recoverable, the Company limits the capitalized costs of proved petroleum and natural gas properties, on a country-by-country basis, net of accumulated depletion and depreciation and deferred income taxes, to the estimated future net cash flows from proved petroleum and natural gas reserves based on period-end prices, discounted at 10 percent, net of related tax effects, plus the lower of cost or fair value of unproved properties included in the costs being amortized. Capitalized costs exceeding this limit are charged to income or loss as additional depletion and depreciation expense.
Given the volatility of petroleum and natural gas prices, it is reasonably possible that the Company’s estimate of discounted future net cash flows from proved petroleum and natural gas reserves could change in the near term. If

JED Oil Inc. and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS (continued)
(in United States Dollars unless otherwise stated)
petroleum and natural gas prices decline significantly, even if only for a short period of time, it is possible that material write-downs of petroleum and natural gas properties could occur.
Unproved properties are assessed quarterly for possible impairments or reductions in value. If a reduction in value has occurred, the amount of the impairment is transferred to proved properties and included in amounts subject to depletion and depreciation. Unproved properties that are individually insignificant are generally amortized over an average holding period.
Other property includes land, building, fixtures, and office furniture and equipment and are recorded at cost. Except for land which is not depreciated, depreciation is provided using the straight-line method based over the estimated useful lives at a rate of 5 percent per annum for the building and 20 percent per annum for other assets.
(j) Capitalization of interest
Interest is capitalized on unproved properties and major development projects that are not included in the costs subject to depletion and depreciation, and on which exploration and development activities are in progress. The amount of interest capitalized is calculated using the weighted-average interest rate on the Company’s consolidated borrowings during the period, limited to the amount of interest actually incurred.
(k) Deferred financing costs
Costs incurred in the issuance of debt are capitalized and amortized over the life of the debt instrument.
(l) Allowance for doubtful accounts
Management reviews the Company’s receivables regularly on an account-by-account basis to determine collectibility. Allowance for doubtful accounts are provided for accounts deemed uncollectible.
(m) Income taxes
The Company accounts for income taxes under the SFAS No. 109, “Accounting for Income Taxes”. SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that the related tax benefits will not be realized. Numerous judgments and assumptions are inherent in the determination of future taxable income, including factors such as future operating conditions.
Effective January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48 “Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)”. This interpretation clarified the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. This pronouncement did not have a significant impact on our consolidated financial position, results of operations or cash flows.
(n) Stock-based compensation
The Company has a stock-based compensation plan under which it reserves shares of common stock for issuance to certain key employees, consultants and directors. The Company adopted the fair value recognition provisions of SFAS No. 123-R, Accounting for Stock-Based Compensation (“SFAS 123-R”), to account for grants issued under this plan. Under these provisions, the cost of options granted is charged to net income or loss over the vesting period with a corresponding increase in additional paid-in capital, based on an estimate of the fair value determined using the Black-Scholes option pricing model. The Company has incorporated an estimated forfeiture rate for options that will not vest. Modifications to the plan, or changes in estimated forfeitures, result in adjustments to paid-in capital and stock-based compensation expense as these events occur. Upon exercise of the stock options, consideration paid together with the previously recognized additional paid-in capital is recorded as an increased in share capital.

JED Oil Inc. and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS (continued)
(in United States Dollars unless otherwise stated)
(o) Convertible debt instruments
When convertible debt instruments contain embedded derivative instruments that are to be bifurcated and accounted for as liabilities, the total proceeds allocated to the convertible hybrid instrument are first allocated to the fair value of all the derivative instruments to be bifurcated determined using the Black Scholes model. The remaining proceeds, if any, are then allocated to the host instruments, usually resulting in those instruments being recorded at a discount from their face amount.
To the extent that the fair values of any bifurcated derivative instrument liabilities exceed the total proceeds received, an immediate charge to income or loss is recognized in order to initially record the derivative instrument liabilities at their fair value. The bifurcated embedded derivatives are then revalued at each reporting date, with changes in the fair value reported as charges or credits to income or loss.
The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to income or loss, using the effective interest method.
(p) Asset retirement obligations
The Company follows SFAS No. 143. “Accounting for Asset Retirement Obligations”, which requires that an asset retirement obligation (“ARO”) associated with the retirement of a long-lived asset be recognized as a liability in the period in which it is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated asset. The cost of the asset, including the initially recognized ARO, is depleted such that the cost of the ARO is recognized over the useful life of the asset. The ARO is recorded at fair value, and accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value. The fair value of the ARO is measured using expected future cash outflows discounted at the Company’s credit-adjusted risk-free interest rate. The Company’s asset retirement obligations include those legal obligations where the Company will be required to retire tangible long-lived assets such as producing well sites and processing plants and of the reclamation of the associated petroleum and natural gas properties.
Inherent in the fair value calculation of the ARO are numerous assumptions and judgments including the ultimate settlement amounts, inflation factors, credit-adjusted discount rates, timing of settlement, and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to these assumptions impact the fair value of the existing ARO liability, a corresponding adjustment is made to the petroleum and natural gas properties balance.
(q) Measurement uncertainty
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the period.
The amount recorded for depletion and amortization of petroleum and natural gas properties, the provision for asset retirement obligations and the ceiling test calculation are based on estimates of gross proved reserves, production rates, commodity prices, future costs and other relevant assumptions. Accounts receivable are stated after evaluation as to their collectibility and provision for appropriate allowance for doubtful accounts. Stock-based compensation expense is based on estimates of volatility and forfeiture rates. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant.
These estimates and assumptions are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.
(r) Net income or loss per share
The Company accounts for net income or loss per common share in accordance with SFAS No. 128, “Earnings per Share.” Under SFAS No. 128, basic per common share amount is computed by dividing net income or loss attributable to common shareholders by the weighted average common shares outstanding without including any potentially dilutive securities. Diluted per common share amounts are computed by dividing net income or loss attributable to common stockholders by the weighted average number of common shares outstanding plus, when their effect is dilutive, common stock equivalents

JED Oil Inc. and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS (continued)
(in United States Dollars unless otherwise stated)
such as stock options, warrants, convertible notes, and convertible preferred shares. The dilutive effect of potential common shares is not considered in the earnings per share calculation for the year if the impact would have been anti-dilutive.
(s) Warrants and embedded conversion options with exercise price denominated in a currency different from the Company’s functional currency
Pending the completion of the FASB’s deliberations, the Company considers that the above instruments meet the criteria of paragraph 11(a) of FAS 133 and therefore, does not account for such instruments as liabilities.
(s) Business segment information
SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”) establishes standards for reporting information about operating segments. The Company and its subsidiaries acquire, develop, explore for and produce petroleum and natural gas in the United States and Canada. Accordingly, the Company and its subsidiaries have two geographic operating segments.
(t) Recent accounting pronouncements
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. Management does not expect this pronouncement to have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities —Including an Amendment of FASB Statement No. 115”, which is effective for fiscal years beginning after November 15, 2007. This statement permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. We are currently evaluating the potential impact on the Company’s consolidated financial position, results of operations or cash flows.
In April 2007, the FASB issued FASB Staff Position FIN 39-1, “Amendment of FASB Interpretation No. 39” (“FSP FIN 39-1”), which amended FIN 39, to indicate that the following fair value amounts could be offset against each other if certain conditions of FIN 39 are otherwise met: (a) those recognized for derivative instruments executed with the same counterparty under a master netting arrangement and (b) those recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) arising from the same master netting arrangement as the derivative instruments. In addition, a reporting entity is not precluded from offsetting the derivative instruments if it determines that the amount recognized upon payment or receipt of cash collateral is not a fair value amount. FSP FIN 39-1 is effective at the beginning of the first fiscal year after November 15, 2007. Management is currently evaluating the potential impact on our consolidated financial position, results of operations or cash flows.
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 requires companies with noncontrolling interests to disclose such interests clearly as a portion of equity but separate from the parent’s equity. The noncontrolling interest’s portion of net income must also be clearly presented on the Income Statement. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and the Company does not expect this pronouncement to have a significant impact on our consolidated financial position, results of operations or cash flows.
In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R broadens the guidance of SFAS 141, extending its applicability to all transactions and other events in which one entity obtains control over one or more other businesses. It broadens the fair value measurement and recognition of assets acquired, liabilities assumed, and interests transferred as a result of business combinations. SFAS 141R expands on required disclosures to improve the statement users’ abilities to evaluate the nature and financial effects of business

JED Oil Inc. and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS (continued)
(in United States Dollars unless otherwise stated)
combinations. SFAS 141R is effective for fiscal year beginning on or after December 15, 2008. Management is currently evaluating the potential impact of this statement on future business combinations.
3. ACQUISITION OF CARIBOU RESOURCES CORP.
On July 31, 2007, JED completed the acquisition of Caribou Resources Corp. (“Caribou”), a publicly traded company with properties in the Northern and Central Alberta area. As of that date, JED acquired all of the issued and outstanding common shares of Caribou (“Caribou Shares”) in exchange for common shares of JED (“JED Shares”), on the basis of one JED Share for ten Caribou Shares. A total of 3,852,956 JED Shares were issued in exchange for the outstanding Caribou Shares. Outstanding stock options and warrants to acquire Caribou Shares which were not exercised by the option or warrant holders as of July 31, 2007 were terminated by Caribou as of that date. As a result of the acquisition, Caribou became a wholly-owned subsidiary of JED on July 31, 2007. On August 1, 2007, Caribou changed its name to JED Production Inc.
Prior to the acquisition, Caribou had filed for protection under the Canadian Companies’ Creditors Arrangement Act (Canada) (“CCAA”) similar to “Chapter 11” protection in the U.S. As a result, the acquisition was completed under both plans of arrangement pursuant to the Business Corporations Act (Alberta) (“ABCA Arrangement”) and the CCAA (“CCAA Arrangement”). Under the CCAA Arrangement, creditors of Caribou ranking in priority behind the major secured lender, whose position JED acquired on June 8, 2007, received Cdn$375,000 (US$351,551) plus 5 million JED Shares (“JED Shares”). The secured creditors whose security ranks behind JED’s will share in the net proceeds from the sale of 800,000 of the JED Shares and the unsecured creditors will share in the balance of the cash proceeds from the sale of the remaining JED Shares.
The acquisition was accounted for as a business combination using the purchase price method of accounting, as follows:

	Shares	Amount

		$

Fair value of consideration
JED Shares issued in exchange for outstanding Caribou Shares	3,852,956	8,196,288
Transaction costs		654,041
Assumption of short-term bridge facility (Cdn$28 million)		26,249,180

	3,852,956	35,099,509

JED Shares issued to Caribou’s creditors	5,000,000	10,636,364
Cash paid to Caribou’s creditors (Cdn$375,000)		351,551

	5,000,000	10,987,915

	8,852,956	46,087,424

Allocation of purchase price
Net working capital		(10,294,430)
Petroleum and natural gas properties		50,160,381
Other		64,507
Asset retirement obligations		(4,830,950)

		35,099,508
Settlement of Caribou’s pre-CCAA creditors		10,987,916

		46,087,424

4. CASH AND CASH EQUIVALENTS
For year ended December 31, 2007, the average effective interest rate earned on cash equivalent balances was Nil% (2006 — 3.92%). As at December 31, 2007, the Company had $1,139,592 (2006 — $565,266) in cash and $Nil (2006 — $Nil) in short-term, highly liquid securities.
5. DRILLING ADVANCE
On July 27, 2005, JED entered into a Loan Agreement and Promissory Note with an arms length party, whereby JED advanced the party Cdn$5,000,000 (US$4,288,165) for the construction of drilling equipment. In return for the promissory note, the Company was to be provided with five dedicated drilling rigs for a period of three years. The advance was to be repaid to the Company through offsetting a portion of the drilling rigs daily charges made to the Company from the date of the rig delivery

JED Oil Inc. and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS (continued)
(in United States Dollars unless otherwise stated)
until repaid in full (“Daywork Agreements”). On May 3, 2007, the loan agreement and the associated Daywork Agreements were cancelled. The advance was settled with a cash payment of Cdn$2,263,650 (US$1,950,103) from the arms length party to the Company, with the remaining balance owing of Cdn$2,263,650 (US$1,931,327) written off. As a result of the termination of the agreements, no further obligations with respect to the Loan Agreement, Promissory Note, or Daywork Agreements on the drilling rigs existed for either the Company or the arms length party.
6. DEFERRED FINANCING COSTS
As discussed in note 9, the Company issued a 10% senior subordinated convertible note in the amount of $34,475,000 on May 31, 2006. Related issuance costs consisting of legal, accounting and brokerage fees and brokers warrants are capitalized and amortized over the life of the notes.
7. PROPERTY, PLANT AND EQUIPMENT
On September 28, 2006, JED exchanged non-core petroleum and natural gas properties with Enterra Energy Corp. and Enterra Production Corp. (collectively “Enterra”), which were not related parties to JED since the termination of a Technical Services Agreement between these companies and JED on December 31, 2005. Each company in the exchange had their assets evaluated by an independent professional reservoir engineer using the same methodology, commodity pricing schedule, and evaluation criteria. JED swapped assets based on proven and probable reserve values discounted at 10% plus receivables owed by Enterra of approximately $11.7 million for 100% of Enterra’s working interest in the North Ferrier area and approximately 57.5% of Enterra’s interest in the East Ferrier area of which the values were also based on proven and probable reserve values discounted at 10%.
On November 15, 2006, the Company sold all of its petroleum and natural gas property interest in the East Ferrier area to a third party for proceeds totaling Cdn$27,500,000 (US$23,576,818). In accordance with the Company’s accounting policy as detailed in note 2(i), no gain or loss was recognized on the sale, and proceeds from the sale were used to reduce outstanding payables and the Company’s operating loan payable.
At September 30, 2006, the Company incurred a ceiling test write-down of its Canadian petroleum and natural gas properties in the amount of $44,525,920 (2005 — $Nil), and of its petroleum and natural gas properties located in the United States in the amount of $16,444,640 (2005 — $Nil). The write-downs were caused by higher than normal costs due to the Company performing the majority of it’s drilling activity through farm-ins; the reduction of proven reserves from reserve estimates due to uncertainty created by long regulatory approval of down-spacing applications; an exchange of interests in petroleum and natural gas properties which resulted in the Company swapping mature petroleum producing interests for interests in a natural gas field resulting in higher weighting of the Company’s assets in natural gas; and low natural gas prices at September 30, 2006 which resulted in a lower value for ceiling test purposes. At December 31, 2006, the Company incurred a ceiling test write-down of its Canadian petroleum and natural gas properties in the amount of $5,044,975 (2005 — $Nil). The write-down was caused by higher than anticipated production declines in natural gas producing wells which resulted in a revision to the estimate of proved reserves for those wells. These ceiling test write-downs have been included in the depletion and depreciation expense in the consolidated statement of operations for the year ended December 31, 2006.
There is no ceiling test write-down for the year ended December 31, 2007.

JED Oil Inc. and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS (continued)
(in United States Dollars unless otherwise stated)
On June 8, 2007, the Company sold its petroleum and natural gas properties in the North Ferrier area to an arms-length third party for cash consideration of $33.5 million. Proceeds from the sale were used to assume the position of a major secured lender to Caribou (note 3). On June 29, 2007, JED sold its petroleum and natural gas properties in the Sousa area to an arms-length third party for $0.7 million. Total gains on sales of these properties amounted to $12.3 million.
On the acquisition of Caribou on July 31, 2007, the Company acquired petroleum and natural gas properties with a fair market value of $50.2 million (note 3).
On October 10, 2007, the Company sold its petroleum and natural gas properties in the Redwater area to an arms-length third party for cash consideration of $7.1 million (Cdn$7.0 million). On December 19, 2007, the Company sold a 5% working interest in its petroleum and natural gas properties in northern Alberta to an arms-length third party for cash consideration of $2.5 million (Cdn$2.5 million). The purchaser is responsible for a pro-rata share of the capital program costs on these properties.
During the year ended December 31, 2007, general and administrative costs in the amount of $664,212 (2006 — $1,132,672; 2005 — $371,834 ) and stock-based compensation costs in the amount of $218,194 (2006 — $79,514; 2005 — $191,666) directly related to exploration and development activities, as well as interest of $907,815 relating to unproved properties, were capitalized to petroleum and natural gas properties.
At December 31, 2007, the Company had unproved petroleum and natural gas properties of $20.1 million (2006 — $Nil; 2005 — $1.6 million) and salvage value of equipment of $1.6 million (2006 — $1.7 million; 2005 — $Nil) that were excluded from the depletion calculation. The Company’s unproved properties at December 31, 2007 included undeveloped land of $11.0 million and other unproved properties under development of $9.1 million acquired from and further developed by the Company after the acquisition of Caribou (note 3).
During the year ended December 31, 2007, the Company recorded depletion and depreciation expense including the above ceiling test write-downs for its petroleum and natural gas properties of $7,021,782 (2006 — $78,684,381; 2005 — $3,432,677).
8. REVOLVING LOAN
On March 9, 2006, the Company entered into a Cdn$20,000,000 (US$17,000,000) Revolving Loan Facility with a Canadian commercial lending institution. The facility bore interest at Canadian prime lending rate plus 0.25% which averaged 6.10% during the year ended December 31, 2007 (2006 — 6.22%) and was repayable on demand. The facility was terminated during the year due to the sale of the assets that were security for the facility.
At September 30, 2006, the Company breached its working capital and net debt to trailing cash flow debt covenants. For these borrowing purposes, the definition of net debt excluded the convertible notes and preferred shares. The Company received a breach waiver from the Canadian commercial lending institution at September 30, 2006. At December 31, 2006 the facility limit was increased to Cdn$21,000,000 (US$18,000,000) and the Company was within the acceptable covenant ratios.
Subsequent to the sale of the Company’s North Ferrier petroleum and natural gas properties on June 8, 2007 (note 7), the revolving loan was repaid in full and the facility was terminated.
9. CONVERTIBLE NOTES PAYABLE
(a) Convertible subordinated note, August 3, 2005
On August 3, 2005, the Company entered into a $20,000,000 Convertible Subordinated Note Agreement with a qualified investor limited partnership. This convertible subordinated note (“August 3, 2005 Note”) bore interest at 10% per annum payable in quarterly payments commencing on November 1, 2005, was convertible at the holder’s option into 1,000,000 common shares of the Company at $20 per share, and was due to mature and be redeemable on February 1, 2008.
In May 2006, the Company offered the holder of the August 3, 2005 Note an opportunity to convert their debt at a revised conversion price of $17.50 per share.
On May 17 and 19, 2006, the holder converted $100,000 and $900,000 of the principal balance of the August 3, 2005 Note at the revised conversion price of $17.50 for 5,714 and 51,428 common shares of the Company, respectively, and had the common shares transferred to two of the limited partners. The Company accounted for these conversions as induced conversions and recognized an expense of $85,499 being the fair value of all securities transferred in the conversions in excess of the fair value of securities issuable pursuant to the original conversion terms of the convertible note.

JED Oil Inc. and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS (continued)
(in United States Dollars unless otherwise stated)
In May 2006, the Company also permitted the holder of the August 3, 2005 Note a one-time election to convert all or part of the August 3, 2005 Note to Series “B” Convertible Preferred Shares.
On May 24, 2006, the holder of the face value of $19,000,000 of the August 3, 2005 Note converted $13,235,000 of its holding to Series B Convertible Preferred Shares and transferred the shares to a number of its limited partners (see note 12). No gain or loss was recognized in connection with the extinguishment of this component of the note.
On May 24, 2006, the remaining face value of $5,765,000 of the August 3, 2005 Note was replaced with the Amended and Restated Convertible Note (“Amended and Restated Note”). The Amended and Restated Note bore interest at a rate of 10% per annum payable in quarterly installments commencing on June 30, 2006. The Amended and Restated Note was convertible at the holder’s option into 360,315 common shares at $16 per share. In the event of the Company undergoes a change in control, the holder can redeem the Amended and Restated Note for cash equivalent to 120% of its remaining principal balance. The Amended and Restated Note was due to mature and redeemable on February 1, 2008. The Company considered the impact of this amendment and restatement to the August 3, 2005 Note and concluded that the modification was not substantial and therefore, there was no extinguishment of the original debt. The modification resulted in a debt discount of $322,578 with a corresponding increase in additional paid-in capital. The discount is amortized over the life of the Amended and Restated Note using the effective interest method. In October, 2007 the holder of the Amended and Restated Note transferred the notes to its remaining limited partners and dissolved. The transferred notes were identical in form to the Senior Notes.
(b) 10% senior subordinated convertible note
On May 31, 2006, the Company entered into a Note Purchase Agreement pursuant to which it issued 10% Senior Subordinated Convertible Notes in the amount of $34,475,000 with multiple investors through a private placement. The 10% senior subordinated convertible note (“Senior Notes”) bear interest at a rate of 10% per annum payable in quarterly payments that commenced on June 30, 2006. The Senior Notes are convertible at the holders’ option into 3,880,424 common shares of the Company at $10.37 per share.
(c) Combined subordinated convertible notes
At December 31, 2007 and 2006, the carrying value of convertible notes reflects the combined face value in the amount of $40,240,000 of the Amended and Restated Note and the Senior Note (collectively, the “Notes”), net of debt discount resulting from modification discussed in note 9(a) above.
The Notes bear interest at 10% per annum payable in quarterly installments. The Notes were convertible at the holders’ option into common shares at $16 per share. The issuance of the JED common shares to the former Caribou shareholders (see note 3) reduced the conversion price of the Notes from $16 to $12.22 per share effective July 31, 2007. Effective September 5, 2007, the amendment of JED’s preferred shares conversion price (see note 12) further reduced the conversion prices of the Notes from $12.22 to $10.37. The Notes are now convertible at each holder’s option into an additional aggregate of 777,960 and 587,462 common shares, for an aggregate total of 3,880,424 common shares.
Upon breaches of a number of terms and conditions of the Notes, including a change of control event, the Company is required to immediately redeem the Notes for cash equal to 120% of the outstanding principal.
The Notes originally matured on February 1, 2008, but the maturity was subsequently extended on February 1, 2008, February 15, 2008, March 18, 2008 and March 19, 2008. The Notes now mature on May 15, 2008 (see notes 1 and 20).
10. ASSET RETIREMENT OBLIGATIONS
As at December 31, 2007, the estimated present value of the Company’s asset retirement obligation was $4,793,177 (2006 — $1,185,968) based on an estimated undiscounted value of $7.8 million (2006 — $1.9 million), determined using a credit-adjusted risk-free interest rate of 8.0%, and inflation rate of 2%. These obligations will be settled at the end of the estimated useful lives of the underlying assets, which currently extend from 1 to 27 years into the future.
The following table describes the changes to the Company’s asset retirement obligations liability:

JED Oil Inc. and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS (Continued)
(in United States Dollars unless otherwise stated)

	2007	2006	2005
	$	$	$

Asset retirement obligation, beginning of year	1,185,968	1,401,235	255,164
Liabilities incurred
Properties drilled during the year	282,894	497,919	1,075,989
Acquisition of Caribou Resources Corp.	4,830,950	—	—
Changes in estimates	212,448	—	—
Properties swapped in from Enterra [note 7]	—	402,599	—
Properties swapped out to Enterra [note 7]	—	(826,276)	—
Liabilities eliminated on dispositions of properties	(2,159,722)	(379,592)	—
Liabilities settled on abandonment of properties	(310,222)	—	—
Accretion expense	207,369	90,083	70,082
Foreign exchange difference	543,492	—	—

Asset retirement obligation, end of year	4,793,177	1,185,968	1,401,235

11. INCOME TAXES
The provision for income taxes recorded in the consolidated financial statements differ from the amount, which would be obtained by applying the statutory income tax rate to the net (loss) income before income taxes as follows:

For the year ended December 31,	2007	2006	2005

Net income (loss) before income taxes	$10,539,797	$(74,152,821)	$1,143,144
Statutory Canadian corporate tax rate	32.12%	34.50%	37.62%

Tax expense (recovery)	$(3,385,000)	(25,582,723)	$430,051
Resource allowance	—	(394,733)	(275,797)
Non-deductible crown charges	—	486,331	158,309
ARTC	—	(98,823)	—
Stock-based compensation	351,000	217,141	411,299
Non-taxable portion of capital (gain) loss	(3,756,000)	864,653	—
Change in statutory enacted tax rates and other	(2,444,000)	1,180,806	—
US Corporate tax rate difference	28,000	(876,550)	—

Anticipated tax (recovery) provision	(9,206,000)	(24,203,898)	723,862
Change in the deferred tax valuation allowance	9,206,000	24,203,898	(723,862)

Income taxes	$—	$—	$—

The components of the Company’s deferred income tax assets are as follows:

As at December 31	2007		2006
	United States	Canada	United States	Canada
	$	$	$	$

Resource related tax pools	85,000	24,704,000	6,927	15,938,057
Non-capital loss carry-forwards	5,665,000	3,662,000	6,310,133	3,131,074
Share and debt issuance costs	—	1,714,000	—	918,191
Other	—	22,000	24,725	316,044

Total future tax assets	5,750,000	30,102,000	6,341,785	20,303,366
Valuation allowance	(5,750,000)	(30,102,000)	(6,341,785)	(20,303,366)

Net future tax assets	—	—	—	—

The Company has non-capital losses in Canada for income tax purposes totaling approximately $12,851,000 that are available for application against future taxable income and will expire between the years 2012 and 2027.
The Company has net operating losses in the United States for income tax purposes totaling approximately $15,107,000 that are available against future taxable income and will expire between the years 2025 and 2027.
12. CONVERTIBLE REDEEMABLE PREFERRED SHARES

JED Oil Inc. and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS (Continued)
(in United States Dollars unless otherwise stated)
(a) Authorized preferred shares
The Company has authorized an unlimited number of preferred shares, issuable in series.
(b) Series A Convertible Preferred Shares
The Series A Convertible Preferred Shares were issued during the period from October 2003 and April 2004. As at December 31, 2006 and 2007, all of the Series A Convertible Preferred Shares were cancelled.
(c) Series B Convertible Preferred Shares

Series B convertible preferred stock, $16 stated value	Shares	Amount
		$

Balance, December 31, 2005	—	—
Issued upon conversion of convertible subordinated notes	827,188	13,235,000
Issued for cash	970,311	15,525,000
Share issue costs, net of amortization	—	(785,922)

Balance, December 31, 2006	1,797,499	27,974,078
Amortization of share issue costs	—	530,689

Balance, December 31, 2007	1,797,499	28,504,767

As discussed in note 9, on May 24, 2006, the Company issued Series B Convertible Preferred Shares (“Preferred Shares”) totaling $13,235,000 as a result of a conversion of the August 3, 2005 Note. On June 12, 2006, the Company issued additional Preferred Shares totaling $15,525,000 through a private placement to accredited investors. The Preferred Shares are non-voting and pay dividends at a rate of 10% per annum payable quarterly on the 15th day of the month following the end of each calendar quarter, commencing on September 30, 2006.
The holders have the option of receiving the dividend in cash or in whole common shares valued at the trailing fifteen day weighted average closing price immediately preceding the last day of the quarter.
In their original terms, the Preferred Shares were convertible to common shares at the holder’s option at a value of $16 per common share which would result in the issue of 827,185 and 970,313 common shares on full conversion. During the third quarter of 2007, the holders of 1,797,499 of the Preferred Shares voted to amend, among other things, the conversion price and maturity date when the Preferred Shares are redeemable. As a result, the conversion price of the Preferred Shares was amended from $16 to $3.50 per share and are now convertible into an additional 6,419,644 common shares, for a total of 8,217,143 common shares, and the maturity date was extended from February 1, 2008, to February 1, 2010 (see notes 1 and 20)
Upon a situation where the Company has undergone a change in control, the holder can redeem the shares for cash equal to 120% of the remaining principal balance of the Preferred Shares.
When convertible equity instruments contain embedded derivative instruments that are to be bifurcated and accounted for as liabilities, the total proceeds allocated to the convertible hybrid instrument are first allocated to the fair value of all the derivate instruments to be bifurcated. The remaining proceeds, if any, are then allocated to the host instruments themselves, usually resulting in those instruments being recorded at a discount from their face amount. To the extent that the fair values of any birfurcated derivative instrument liabilities exceed the total proceeds received, an immediate charge to income is recognized in order to initially record the derivative instrument liabilities at their fair value. The bifurcated embedded derivatives are then revalued at each reporting date, with changes in the fair value reported as charges or credits to income. It was determined that the fair value of the embedded derivative of the Preferred Shares was $Nil at issuance, and at December 31, 2007 and 2006. The carrying value of the Preferred Shares at December 31, 2007 and 2006 reflects the $28,760,000 face value of the equity instruments less share issuance costs of $1,085,235 plus amortization of $830,002 (2006 — $299,313).
13. SHARE CAPITAL

JED Oil Inc. and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS (Continued)
(in United States Dollars unless otherwise stated)
(a) Authorized common stock
The Company has authorized an unlimited number of common voting shares.
(b) Common stock issued and outstanding
On September 28, 2005, the shareholders of the Company approved a 3-for-2 stock split of the Company’s common shares. The record date of the stock split was set at October 10, 2005 and the shares began trading on the American Stock Exchange on a post split basis on October 12, 2005. All share and per share amounts have been restated to account for the 3-for-2 stock split as if it had occurred at the inception of the Company.
Common shares issued and outstanding during the years ended and as at December 31, 2007, 2006 and 2005 are summarized on the consolidated statements of stockholders’ deficiency.
(c) Net income (loss) per common share
A reconciliation of the components of basic and diluted net income (loss) per common share is presented in the table below:

	2007
		Weighted
		average
		number of
	Income	shares	Per share

	$		$
Basic and diluted
Income attributable to common stock	11,968,927	18,682,403	0.64

	2006
		Weighted
		average
		number of
	Loss	shares	Per share

	$		$
Basic and diluted

Loss attributable to common stock	(77,558,537)	14,872,936	(5.21)

	2005
		Weighted
		average
		number of
	Income	shares	Per share

	$		$
Basic
Income attributable to common stock	1,143,144	14,470,086	0.08
Effect of dilutive securities
Stock options and warrants	—	803,696	—
Diluted
Income attributable to common stock, including assumed conversion	1,143,144	15,273,782	0.07

For the years ended December 31, 2007 and 2006, all of the Company’s outstanding convertible redeemable preferred shares and notes, stock options and warrants had an anti-dilutive effect on per common share amounts and therefore were excluded from the calculation of the diluted loss per share

JED Oil Inc. and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS (Continued)
(in United States Dollars unless otherwise stated)
(d) Share purchase warrants
Upon the closing of the Company’s initial public offering in April 2004, the Company issued 251,250 share purchase warrants to the Underwriter of the offering. The warrants were exercisable into an equal number of common shares for a four-year period expiring on April 12, 2009 at an exercise price of $4.40 per common share. The Company assigned a fair value of the warrants of $60,410 based on a Black-Scholes option pricing model.

Risk-free interest rate	4.14%
Expected life	4.87 years
Contractual life	5 years
Expected volatility	96.2%
Estimated forfeitures	23.35%
Expected dividend yield	0%

On June 12, 2006, the Company issued 10% convertible preferred shares and 10% senior subordinated convertible note. In conjunction with that offering, 156,250 share purchase warrants were issued as a placement agent’s fee. The Company assigned a fair value of the warrants granted of $920,737 based on the Black-Scholes option pricing model and the following weighted average assumptions as at the date of grant:

Risk-free interest rate	4.14%
Expected life	5 years
Contractual life	5 years
Expected volatility	44.0%
Estimated forfeitures	0%
Expected dividend yield	0%

The fair value of the warrants were allocated to the convertible preferred shares and to the convertible notes based on the percentage of the proceeds due to each security in relation to the total proceeds received. Of the total fair value of the warrants granted of $920,737, $285,428 and $635,309 was allocated to the convertible preferred shares and the convertible notes, respectively.
During the year ended December 31, 2006, 132,750 warrants were exercised into common shares of the Company.
On July 31, 2007, the Company amended the conversion price of 156,250 share purchase warrants from $16 to $11.86. On September 4, 2007 the Company further amended the conversion price of the same 156,250 share purchase warrants from $11.86 to $10.37. The share purchase warrants are now exercisable into an additional 54,543 and 28,900 common shares, respectively for a total of 358,193 common shares.
(e) Stock options
The following summarizes information concerning outstanding and exercisable stock options as of December 31:

	2007		2006

		Weighted		Weighted
	Number	average	Number	average
	of	exercise	of	exercise
	options	price	options	price

		$		$

Balance, beginning of year	1,382,500	4.95	1,291,251	8.49
Granted	810,000	3.50	1,015,000	4.98
Cancelled	(400,000)	7.76	(683,746)	11.52
Exercised	—	—	(240,005)	5.42

Balance, end of year	1,792,500	3.67	1,382,500	4.95

Exercisable, end of year	826,668	3.82	432,500	4.78

JED Oil Inc. and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS (Continued)
(in United States Dollars unless otherwise stated)
The following table summarizes the stock options outstanding at December 31, 2007:

			Weighted
			average
			remaining
	Stock	Stock	contractual
	Option	options	life
Exercise price	Outstanding	exercisable	(years)

$ 3.50	1,475,000	511,668	4.03
$ 3.67	280,000	280,000	1.09
$ 8.39	30,000	30,000	1.84
$17.06	7,500	5,000	2.74

	1,792,500	826,668	2.95

The 1,792,500 stock options outstanding at December 31, 2007 vest over periods from two years and 7 months to three years from the grant date in equal amounts and expire at various dates from 2009 through 2012. At December 31, 2007, the Company has a total of 1,792,500 (2006 — 1,382,500) stock options reserved for issuance under the Stock Option Plan.
14. STOCK-BASED COMPENSATION
The fair value of stock options granted during the year ended December 31, 2007 including modifications was estimated to be $898,290 or $1.11 per option (2006 — $2,113,398 or $2.28; 2005 — $2,751,379 or $4.40) using the Black-Scholes option pricing model and the following weighted average assumptions as at the date of grant:

	2007	2006	2005

Risk-free interest rate	4.17-4.41%	4.10%	4.37%
Expected life	4.67 years	4.87 years	5 years
Contractual life	5 years	5 years	5 years
Expected volatility	86% — 87%	96.2%	32.8%
Estimated forfeitures	20%	23.35%	11.0%
Expected dividend yield	Nil	Nil	Nil

The estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis. The value of the options may be adjusted should estimated forfeitures change based on experience. Stock-based compensation expense for the year ended December 31, 2007 of $820,517 (December 31, 2006 — $632,396; December 31, 2005 — $1,077,642) was included in the Consolidated Statement of Operations.
Stock-based compensation expense not yet recognized on unvested options at December 31, 2007 is $1,658,616 (2006 — $1,799,037; 2005 — $2,306,461).
As at December 31, 2007, the exercise price of all of the Company’s outstanding options were in excess of the market price of the Company’s stock.
15. RELATED PARTY TRANSACTIONS
On August 1, 2004, the Company acquired 250,000 common shares of JMG Exploration Inc. (“JMG”) for cash consideration of $1,000,000. JMG became a public company by completing an initial public offering in 2005, and as at December 31, 2007, the Company’s ownership is approximately 4.65% with the Company and JMG having two common directors represented on each board. The Company had accounted for it’s investment in JMG using the equity method in 2004 when it owned 100% of the outstanding common shares. During that period JMG incurred losses that exceeded the value of the Company’s net investment and therefore the Company reduced its net investment to zero. As the Company has not guaranteed any obligations or is not committed to any further financial support, and since the Company no longer has a controlling interest in JMG, no additional equity losses on the JMG investment have been recorded.

JED Oil Inc. and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS (Continued)
(in United States Dollars unless otherwise stated)
During the year ended December 31, 2005, the Company charged JMG for certain general and administrative services and petroleum and natural gas equipment in the amount of $711,134. These services were provided under the terms of the Technical Services Agreement on an expense reimbursement basis. In consideration for the assignment of the Company’s interests in certain petroleum and natural gas properties, the Company charged JMG for drilling and other costs related to those properties in the amount $85,085 for the year ended December 31, 2005, on a cost recovery basis. In connection with these transactions the total amount receivable from JMG at December 31, 2005 was $401,142. During fiscal 2006, this amount was repaid in full.
On January 1, 2006, the Company entered into a Joint Services Agreement with JMG. Under the terms of that agreement the Company provided certain general and administrative services to JMG on a grossed-up cost basis. During the year ended December 31, 2006, the Company charged JMG for certain general and administrative services and petroleum and natural gas equipment in the amount of $391,494. The Company also charged JMG $5,187,286 in capital expenditures and $116,833 in operating costs for wells operated by the Company where JMG was a joint venture partner and an operator’s overhead recovery based on capital expenditures made of $119,553. JMG charged the Company $5,857,320 in capital expenditures and $64,403 in operating costs for wells operated by JMG where JED was a joint venture partner.
During the year ended December 31, 2007, JED charged JMG for petroleum and natural gas equipment, operating costs, and general and administrative services totaling $510,126. The amount charged by the Company included $212,071 in capital expenditures including overhead recovery and $298,055 in operating costs for wells operated by the Company where JMG was a joint venture partner. JMG did not charge the Company any amounts for capital expenditures or operating costs during the year. On September 4, 2007, JED acquired an increased working interest in petroleum and natural gas properties in the areas of North Dakota and Wyoming from JMG for total proceeds of $793,650. On September 4, 2007 also, the Company purchased accounts receivable with a net book value of $620,053 from JMG for total cost of $400,000.
In connection with these transactions the total amount receivable from JMG at December 31, 2007 $68,202 (December 31, 2006 — $1,426,102).
During the 12 months ended December 31, 2007, a corporation controlled by a director or officer of the Company paid the Company $2,053 in office rent. There was no balance outstanding at December 31, 2007.
The above transactions were conducted in the normal course of operation and measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
16. FINANCIAL INSTRUMENTS
(a) Fair value of financial assets and liabilities
At December 31, 2007, the Company’s financial instruments consist of cash and cash equivalents, accounts receivable, due from JMG Exploration Inc., accounts payable, interest payable on convertible note, preferred share dividends payable, revolving loan and convertible notes payable. The convertible notes are carried in the accounts of the Company at their face value of $40,240,000 less a debt discount net of amortization (see note 9). Interest on the convertible notes is paid at a rate of 10% per annum on a quarterly basis. The convertible notes come due at February 1, 2008 with extensions to March 24, 2008 (see note 1 and 20). Since the convertible notes are not listed on a public market and cannot be traded, it is not practicable to estimate their market value. Unless otherwise noted, as at December 31, 2007 and 2006 there were no significant differences between the carrying amounts of these financial instruments and their estimated fair value.
(b) Concentration of credit risk
Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents, and accounts receivable. At December 31, 2007, the Company had its cash and cash equivalents with two banking institutions. The Company mitigates the concentration risk associated with cash deposits by only depositing material amounts of funds with major banking institutions. Concentrations of credit risk with respect to accounts receivable are the result of joint venture operations with petroleum and natural gas industry partners and are subject to normal industry credit risks. The Company routinely assesses the credit of joint venture partners to minimize the risk of non-payment.

JED Oil Inc. and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS (Continued)
(in United States Dollars unless otherwise stated)
(c) Interest rate risk
At December 31, 2007, the Company had no interest rate risk exposure as the Company’s revolving loan facility was terminated during the year due to the sale of assets that were security for the facility. At December 31, 2006, the interest rate risk exposure related only to the revolving loan.
(d) Foreign currency risk
Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Company’s operating and financial results. The Company is exposed to foreign currency risk as the Company holds cash and cash equivalents, convertible redeemable notes payable, and convertible redeemable preferred shares that are denominated in amounts other than the functional currency.
No forward foreign currency exchange contracts were in place at December 31, 2007 and 2006.
(e) Petroleum and natural gas prices
The Company’s results of operations and financial condition are dependent on the prices received for its petroleum and natural gas production. Petroleum and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil producing regions, which are beyond the control of the Company. Any decline in oil and natural gas prices could have a material adverse effect on the Company’s operations, financial condition, proven reserves and the level of expenditures of the development of its petroleum and natural gas reserves. The Company may manage the risk associated with changes in commodity prices and foreign exchange rates from time to time, by entering into oil or natural gas price hedges and forward foreign exchange contracts. To the extent that the Company engages in risk management activities related to commodity prices and foreign exchange rates, it will be subject to credit risks associated with counter parties with which it contracts.
At December 31, 2007 and 2006 the Company had no derivative financial or physical delivery contracts in place.
17. COMMITMENTS AND CONTINGENCIES
The Company has entered into indemnification agreements with all of its directors and officers, which provides for the indemnification and advancement of expenses by the Company. There is no pending litigation or proceeding involving any director or officer of the Company for which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification. Accordingly, no provision has been made in these consolidated financial statements under the terms of the indemnification agreements.
The Company has received notification of a legal action against it by one of its note holders. In its complaint, the party has alleged a breach of a covenant of the convertible note and has claimed a right of redemption at 120% of the face value of the note plus interest. The claim totals $3,607,500 plus interest which includes the original face value of the note and an additional $607,500 which has not been booked as management of the Company does not consider that the action has merit and is vigorously defending against it.
Various of the Company’s petroleum and natural gas properties have had liens registered against them by suppliers totaling approximately $2.4 million in the normal course of business. There exists a possibility of additional liabilities for creditors of Caribou that may be secured by security superior to that of the security acquired by JED.
During the year ended December 31, 2007, the Company experienced a well-site blow out. The total potential environmental clean-up costs cannot be estimated at this date but the Company expects any amounts paid to be covered by insurance claims.
18. SEGMENT DISCLOSURE
In late 2005, JED commenced development activities in the states of North Dakota and Wyoming of the United States. At the end of 2007, activity was only occurring in the state of Wyoming. Analysis of results by operating segment (determined by geographic location):

JED Oil Inc. and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS (Continued)
(in United States Dollars unless otherwise stated)

	2007	2006	2005
	$	$	$

Petroleum and natural gas sales
Canadian Operations	13,394,754	24,072,290	9,622,195
US operations	1,464,356	1,180,963	36,595

	14,859,110	25,253,253	9,658,790

Depletion, depreciation, and accretion
Canadian Operations	6,824,578	62,394,204	3,501,495
US operations	541,602	16,616,905	1,267

	7,366,180	79,011,109	3,502,762

Net income (loss)
Canadian Operations	10,017,973	(58,215,556)	1,117,725
US operations	521,824	(15,937,265)	25,419

	10,539,797	(74,152,821)	1,143,144

Total Assets (excluding intercompany balances)
Canadian Operations	77,725,644	31,926,310	72,222,718
US operations	2,504,773	3,676,394	3,496,695

	80,230,417	35,602,704	75,719,413

Capital expenditures
Canadian Operations	25,168,355	48,243,947	33,951,955
US operations	1,065,413	15,917,507	1,630,284

	26,233,768	64,161,454	35,582,239

19. COMPARATIVE FIGURES
Certain of the prior period amounts have been reclassified to conform with the presentation adopted in the current period.
20. SUBSEQUENT EVENTS
On January 25, 2008, JED sold all of its petroleum and natural gas property interest in the Candak Prospect area of North Dakota, USA to a third party for proceeds totaling of $3.5 million.
Subsequent to December 31, 2007, the holders of the Company’s Notes (see note 9) have agreed to restructure the Notes and provide for their redemption. Under the terms of the agreement, the Company has until May 15, 2008 to complete the credit facility offered by a Canadian Chartered Bank of approximately $32 million. Net proceeds from the loan facility will be used to repay approximately $26 million of the outstanding notes plus accrued interest, an extension fee, and to reduce the working capital deficiency. Notes in the amount of approximately $14 million will be amended or replaced and an additional note in the amount of $4 million will be issued for cash which will be applied to the working capital deficiency. These notes will pay interest quarterly at a rate of 12% per annum and be convertible into common shares of JED at an exercise price of $1.25 per share. Approximately $11 million of the Notes will have a maturity date of one year from the date of closing and Notes totaling approximately $7 million will mature two years from the closing date.